July 19, 2021

Mr. Ronald E. Alper

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Oxbridge Acquisition Corp. Draft Registration Statement on Form S-1 Submitted May 18, 2021 CIK No. 0001861622

Dear Mr. Ronald E. Alper:

On behalf of Oxbridge Acquisition Corp. (the “Company”), we are transmitting the following responses to the Staff’s letter dated June 11, 2021 containing the Staff’s comments regarding the draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis on May 18, 2021. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Dilution, page 78

1.	We note on page F-17 that you intend to account for warrants to be issued in connection with this offering as a liability in accordance with ASC 815-40. Please tell us why the warrant liability has not been considered in the table on page 79 when calculating pro forma net tangible book value after this offering.

RESPONSE: The Company has now taken the warrant liability into consideration when calculating the pro forma net tangible book value after the offering. Please refer to updated table on page 81.

Capitalization, page 80

2.	Please revise the As Adjusted column to quantify the warrant liability expected to be carried on your balance sheet upon sale of the public units and private placement warrants.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

July 19, 2021

RESPONSE: The Company has now revised the “As Adjusted” column to quantify the warrant liability that is expected to be carried on the balance sheet upon the sale of the public units and private placement warrants. Please refer to updated table on page 82.

Signatures, page II-5

3.	Please include the signature of the company’s authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

RESPONSE: The Company has updated the Form S-1 to include the signature of the company’s authorized representative in the United States in accordance with Instruction 1 to Signatures in Form S-1.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at 813.225.4122 or ccreely@foley.com.

Best regards,

/s/ Curt P. Creely
Curt P. Creely

CPC:jw